

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

March 22, 2017

Derek Chalmers, Ph.D., D.Sc.
Chief Executive Officer
Cara Therapeutics, Inc.
4 Stamford Plaza
107 Elm Street
Stamford, Connecticut 06902

> **Re: Cara Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2017**
> **File No. 333-216657**

Dear Dr. Chalmers:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Chris Edwards at (202) 551-6761 with any questions.

                         Sincerely,

                         /s/ Erin K. Jaskot, *for*

                         Suzanne Hayes
                         Assistant Director
                         Office of Healthcare and Insurance

cc: Darren DeStefano
       Cooley LLP